UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

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Great Panther Resources Ltd.
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR
SEC 20-F Statement Filed
Standard & Poor's Listed
July 19, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER CLOSES $1.025 MILLION SECOND TRANCHE OF NON-
BROKERED PRIVATE PLACEMENT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; the "Company") has closed the second and final tranche of its non-brokered private placement announced on May 19, 2005. The Company issued an additional 2,279,222 units at $0.45 per unit for additional gross proceeds of $1,025,650. Each unit is comprised of one common share and one-half non-transferable Series F(Second Tranche) share purchase warrant. Each such share purchase warrant entitles the holder to acquire, upon exercise, one further common share of the Company until July 18, 2006 at a price of $0.62.

The Company has paid finders' fees totaling $17,352 cash and has issued 48,200 finder's warrants, which are also exercisable at $0.62 until July 18, 2006, in respect of the second tranche.

The common shares issued under the second tranche as well as common shares issuable on the exercise of the warrants are subject to hold periods expiring on November 20, 2005.

Closing of the first tranche of this non-brokered private placement was announced on June 30, 2005. Gross proceeds from the first and second tranches total $1,961,525.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Kaare Foy

Kaare G. Foy
Chairman and CFO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________

Kaare G. Foy
Chief Financial Officer and Chairman

Date: July 21, 2005